SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
May 16, 2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

39,244

9. SOLE DISPOSITIVE POWER

2,183,096_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,183,096

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.4 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting person has submitted the letter in Exhibit A to the issuer and its Board of Directors.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement report filed on May 3, 2005 there were 25,002,225 shares outstanding as of April 22, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 2,183,096 shares of GF or 8.73% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 2,183,096 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 685,364 shares and jointly for 39,244 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):
5/9/2005    13300 @ 8.98
3/29/05     9400 @ 9.06

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein are entitled to receive any dividends or sales proceeds.

e. NA



Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Letter to Issuer and Board of Directors.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/18/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit A.

 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   May 16, 2005

Bruce A. Rosenblum, Corporate Secretary
The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Mr. Rosenblum and Board Members:

As you know, we do not believe the nominee qualifications bylaw established by the board is enforceable. Therefore, we intend to include the following statement in our proxy materials for the annual meeting:

     Rule 14a-4(e) of the Securities Exchange Act of 1934 requires that, subject to reasonable specified conditions, all shares represented by proxy must be voted. The board of directors has adopted a bylaw that purports to require nominees to meet onerous qualifications which my nominees do not meet. Because I believe these qualifications constitute an improper constraint by the board on the right of stockholders to elect directors, I have requested that the board waive them and agree to comply with rule 14a-4(e) by allowing all proxies to be voted as instructed and counted. Thus far, the board has failed to do so and has failed to disclose how it will treat my proxies. If, prior to the Meeting, the board does not irrevocably agree to allow all proxies to be voted as instructed and counted, the proxy holders may not attend the Meeting and I intend to file a lawsuit to require all proxies to be voted as instructed and counted. If the proxy holders do not attend the Meeting your shares will not be counted toward a quorum or voted unless and until a court makes a determination as to how the Fund must treat them.
In connection with the above, we hereby ask that the board irrevocably affirm that it will allow all proxies presented at the meeting to be voted as instructed and counted.

                                        Very truly yours,


                                   Phillip Goldstein
Portfolio Manager